Contact

www.linkedin.com/in/kathy-silva-9b6a1172 (LinkedIn)

Top Skills

Product Innovation
Entrepreneurship
Operations Management

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

OSHA 40-Hour Certified
MSHA Certified
Process Engineering (Automatic Process Control)

Kathy Silva

Founder at TAINR | Bringing on the #Refillrevolution
Los Angeles Metropolitan Area

Summary

Founder and COO of TAINR . On a mission to make refill systems mainstream and convenient in order to minimize plastic packaging waste. Ocean advocate, sustainable product director, designer of things, tinkerer at heart.

Passionate about making our product design systems more sustainable, regenerative, and accessible. Lover of outdoors.

Experience

TAINR

Chief Operations Officer and Founder
July 2021 - Present (2 years)
Los Angeles, California, United States

TAINR helps grocers and CPG's offer a seamless plastic-free shopping experience for dry foods, while streamlining sales operations and eliminating unnecessary costs. Through our ecosystem of refill kiosks powered by a digital platform, we help brands build loyalty that matters with eco-conscious shoppers, ultimately building a smarter and more sustainable future.

LOTUS | Elevated Engineering & Design

Chief of Operations and Co-Founder
June 2017 - Present (6 years 1 month)
Los Angeles, California

Lotus Elevated Engineering & Design creates products and technology for a better future where sustainability is the foundation of the business model. Our purpose is to close the gap between industry and the environment through innovation. We aid our partners in taking their product ideas all the way to manufacturing. Lotus connects entrepreneurs and businesses to more conscious and sustainable practices through biomimicry and ecopsychology.

ENTRADE Energiesysteme AG

U.S Lab Director and Research Engineer
September 2016 - September 2017 (1 year 1 month)

Los Angeles, California

Established biomass fuel research laboratory and its respective safety and compliance processes. Served as the link between the technical research team and business development team. Oversaw daily operations of fuel research. Recruited, trained, and evaluated the performance of the research team. Conducted deep research of food waste and other possible waste streams that may serve as energy producers. Developed pilot pelletizing and test unit operations. Administered compliance with local air district board for waste- to-energy technology.

The Mosaic Company
Research and Development Engineer
August 2014 - December 2014 (5 months)
Fishhawk, Fl

Designed and conducted the procedure to aid in the identification of performance issues in plant vessels when high levels of impurities were present in phosphate rock.Developed Business case to implement auto sampling of the product after production for quality assurance. Conducted reliability inspections, report analysis and safety procedures throughout sulfuric plant turnaround.

GE
Plant Quality Engineer
April 2013 - December 2013 (9 months)

Worked as part of the Quality team in a union based mnf environment, focusing on implementing a project to reduce scrap caused by door dents while improving yields on the refrigeration line, estimated to save GE 500K / year.
Conducted consumer research on product noise complaints, the data collected in this project led to the discovery of issues with the supplier’s quality process. Created a prototype to protect the product from blemishes when overproduction occurred in the production line.

Proton Waste Water Treatment Systems
Project Engineer
May 2011 - July 2012 (1 year 3 months)
Miami, Florida

Proton provides wastewater systems for municipal and industrial customers. Proton specializes in the engineering and technology development of systems like Reverse Osmosis, cooling towers, filter presses, static and rotary screens,

DAF, primary separators, aeration systems, fine and coarse bubble diffusers, aerators, blowers, compact sewage treatment plants, primary and secondary clarifiers mechanisms, multimedia filters, softeners, deionization units and dryers.

Led commissioning and installation of industrial water treatment plant for Reckitt Benckiser in Cali, Colombia.   Designed and modeled water treatment systems for potable and sewage water. Also prepared, proposals, contracts, and other documents in Spanish and English.

Education

University of Florida
Bachelor's Degree, Chemical Engineering · (2010 - 2016)